

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 28, 2017

<u>Via E-mail</u>
Terren S. Peizer
Chief Executive Officer
Catasys, Inc.
11601 Wilshire Boulevard, Suite 1100
Los Angeles, CA 90025

> **Re: Catasys, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 20, 2017**
> **File No. 333-216007**

Dear Mr. Peizer:

We have limited our review of your amended registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2017 letter.

<u>General</u>

1.   We note your revised disclosure and response to comment 1. Please revise your prospectus summary to highlight that a shareholder meeting has not been held historically and that you plan to hold a meeting in 2018. In this regard, please add a risk factor addressing the risks to investors as a result of historically not holding shareholder meetings.

Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.